SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Explanatory Note

This form amends the Form 6-K furnished on May 8, correcting the name in the signature slot. The prior Form 6-K listed Lucas Machado Lira as our Chief Financial and Investor Relations Officer, but it should refer to Guilherme Fleury de Figueiredo Ferraz Parolari. The necessary revisions have been made to address this issue.

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on May 7, 2025, drawn up in summary form

1.	Date, Time and Venue. On May 7, 2025, at 5:00 p.m., in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, São Paulo/SP, Brazil.

2.	Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, president, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Marcos de Barros Lisboa, Claudia Quintella Woods and Luciana Pires Dias, representing the totality of members of the Company’s Board of Directors (“Board”).

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors attending the meeting:

5.1.	Preparation of an Extraordinary Balance Sheet. To approve, pursuant to Section 41, Paragraph 1 of the Company’s Bylaws, the preparation of an extraordinary balance sheet as of March 31, 2025.

5.3.	Distribution of Dividends. In accordance with the recommendation of the Operations and Finance Committee of the Company held on April 8, 2025, to approve the distribution of dividends in the amount of R$ 0.1280 per share of the Company, based on the balances available in the extraordinary balance sheet dated as of March 31, 2025, of which the amount corresponding to the profit recorded in the period from January 1st to March 31, 2025 will be allocated to the minimum mandatory dividends for the 2025 fiscal year and the remainder will be allocated to the Investments Reserve constituted in previous fiscal years, without income tax withholding, pursuant to applicable law.

5.3.1. The aforementioned payment shall be made on July 07, 2025, considering the shareholding position of May 15, 2025 with respect to B3 S.A. - Brasil, Bolsa, Balcão, and May 19, 2025 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from and including May 16, 2025.

5.	Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, May 7, 2025.

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Milton Seligman /s/ Nelson José Jamel /s/ Lia Machado de Matos /s/ Claudia Quintella Woods /s/ Luciana Pires Dias	/s/ Fernando Mommensohn Tennenbaum /s/ Ricardo Manuel Frangatos Pires Moreira /s/ Fabio Colletti Barbosa /s/ Marcos de Barros Lisboa /s/ Letícia Rudge Barbosa Kina Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer